

Mail Stop 4561

April 19, 2017

James Park
Chief Executive Officer
Fitbit, Inc.
405 Howard Street
San Francisco, California 94105

> **Re:** **Fitbit, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-37444**

Dear Mr. Park:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Non-GAAP free cash flows, page 38

1.   Please revise to include all three major categories of the statements of cash flows with your presentations of the non-GAAP liquidity measure of free cash flow. In addition, explain why you believe free cash flow is both a liquidity and profitability measure. We refer you to Questions 102.6 and 102.7 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Active Users, page 40

2.   Tell us whether the Active User metric includes devices that were acquired directly from prior users. To the extent that this measure includes users that have activated used devices, please clarify your disclosure. Also, clarify whether the prior owner and new owner of a single device could be counted as separate active users during the measured period and discuss any impact on the metric.

3.   Describe whether returned devices are excluded from the Active User metric, and whether in the case of returned devices that are resold, both the new and prior owners are counted as active users.

4.   Tell us your consideration of disclosing known material trends related to the Active User metric, including whether sales of devices during each fiscal year presented impacted growth in the metric. Also, explain the reason for differences in the growth rate between the number of registered device users and active users in fiscal 2016. Refer to Section III.B. of SEC Release 33-8350.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 50

5.   The increase from 56 to 85 days in your DSO during the last fiscal year is attributed to slower collections in the four quarter of 2016 as compared to the fourth quarter of 2015. Disclose the factors that led to slower collections during this period.

Critical Accounting Policies and Estimates, page 52

6.   Your disclosures of the critical accounting policies for rights of return, stock rotation rights, price protection, and product warranties are just a restatement of the policies in the notes to the financial statements. Please tell us your consideration of providing enhanced disclosures in your critical accounting policies to discuss how the estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. Refer to Section V of SEC Release 33-8350.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

Rights of Return, Stock Rotation Rights, and Price Protection, page 70

7.   We note that you no longer disclose that you review actual returns evidenced in prior quarters as a percent of the related revenue to determine the historical return rate, and then apply the historical return rate to the current period as a basis for estimating future returns. Please tell us whether there have been any changes in how you estimate and record reserves for the limited rights of return, stock rotation rights, and price protection. Describe the terms and conditions associated with the limited rights of return, stock rotation rights, and price protection. Quantify the increase in your return reserve attributable to open box returns, stock rotation rights, and price protection in fiscal 2016. Explain how you considered each of the factors outlined in ASC 605-15-25-3 and SAB Topic 13.A.4.b.in determining whether you are still able to make a reasonable and reliable estimate of product returns. Further, tell us whether the slower collections in the fourth quarter of 2016, referred to on page 51 suggest that the payments are contingent on the sale by your customers to an end user. We refer you to ASC 605-15-25-1(b).

Sales Incentives, page 70

8.   Please explain the terms of the $42.2 million increase in rebates and promotions offered to retailers and distributors. Tell us whether any of the rebates or price reductions were granted subsequent to the initial sale and whether there was any impact on your normal return policies or your ability to conclude that your sale price is fixed or determinable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services